David W. Freese

Associate

+1.215.963.5862

david.freese@morganlewis.com

September 13, 2019

FILED AS EDGAR CORRESPONDENCE

Marianne Dobelbower, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Dobelbower:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 187, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 191, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Aperture New World Opportunities Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Aperture Investors, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.	Comment. Please confirm supplementally that, when considering the appropriateness of using the Institutional Class shares as the measuring class for the performance adjustment applied to the Class X Shares (referred to as “[Shareholder Servicing Shares]” in the Amendment), the Board of Trustees (the “Board”) of the Trust considered all applicable factors set forth in footnote 12 of Investment Company Act Release No. 20915 (Feb. 23, 1995) (the “Rule 18f-3 Adopting Release”).

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Marianne Dobelbower, Esq.

September 13, 2019

Response. The Trust confirms that, when considering the appropriateness of using the Institutional Class shares as the measuring class for the performance adjustment applied to the Class X Shares, the Board considered all applicable factors set forth in footnote 12 of the Rule 18f-3 Adopting Release.

2.	Comment. Please explain supplementally the meaning of the phrase “reduce to the cost of investing in certain types of securities or asset classes” in the first sentence of the fourth paragraph in the “Principal Investment Strategies” section.

Response. The phrase “reduce to the cost of investing in certain types of securities or asset classes” means that the Adviser may use derivatives to gain exposure to certain types of securities or asset classes at a lower cost than investing in such securities or asset classes directly.

3.	Comment. In the “Investment Adviser” section, please clarify that 1.225% is the base fee in the Fund’s fulcrum fee structure that may be adjusted upwards or downwards.

Response. The requested clarification has been made in the sixth paragraph of this Section.

4.	Comment. Please include a comparison of the expense structures of each share class.

Response. The requested change has been made in a new “How to Choose a Share Class” section that has been added to the definitive prospectus that includes the Fund’s Institutional Shares and Class X Shares. This definitive prospectus was filed pursuant to Rule 497 under the 1933 Act currently with this letter.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
David W. Freese